# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: electroCore, Inc., CIK 0001560258
CUSIP: 28531P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, New Jersey (NJ), 07866
Date of event which requires filing of this statement: 05/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002003243
Persons authorized to receive notices and communications: C. Christopher Murillo, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1396

## Reporting persons
- Theofilos Charles Steve (CIK 0002003243): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 358,557; shared voting power 85,973; sole dispositive power 358,557; shared dispositive power 85,973; aggregate amount beneficially owned 444,530 (6% of the class)
  Comment: The shares reported in rows 8, 10 and 11 above include 85,973 shares of Common Stock held in a joint account between Charles and Kathryn Theofilos.
  
  The percentage in row 13 above is based on 7,420,618 shares of Common Stock outstanding as of May 2, 2025, as described in the Issuer's Form 10-Q filed with the SEC on May 7, 2025.
- Kathryn Theofilos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,556; shared voting power 388,361; sole dispositive power 8,556; shared dispositive power 388,361; aggregate amount beneficially owned 396,917 (5.2% of the class); the aggregate amount excludes certain shares
  Comment: The shares reported in rows 7 and 9 above represent 8,556 shares of Common Stock held individually by Kathryn Theofilos. Rows 8, 10 and 11 above include (i) 85,973 shares of Common Stock held in a joint account between Charles and Kathryn Theofilos, (ii) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which Happy Holstein Management, LLC (HH Management) is the general partner, of which Kathryn Theofilos is the manager, (iii) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, and (iv) 148,430 shares of Common Stock issuable upon exercise of warrants held by HH Management. Excludes 1,403,347 shares of Common Stock issuable upon exercise of pre-funded warrants and warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Items 5 and 6 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 13 above is based on (i) 7,420,618 shares of Common Stock outstanding as of May 2, 2025, as described in the Issuer's Form 10-Q filed with the SEC on May 7, 2025 and (ii) 148,430 shares of Common Stock issuable upon exercise of warrants held by HH Management.
- Happy Holstein Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 0; shared voting power 301,598; sole dispositive power 0; shared dispositive power 301,598; aggregate amount beneficially owned 301,598 (4% of the class); the aggregate amount excludes certain shares
  Comment: The shares reported in rows 8, 10 and 11 above include (i) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which Happy Holstein Management, LLC (HH Management) is the general partner, of which Kathryn Theofilos is the manager and (ii) 148,430 shares of Common Stock issuable upon exercise of warrants held by HH Management. Excludes 1,403,347 shares of Common Stock issuable upon exercise of pre-funded warrants and warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Items 5 and 6 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 13 above is based on (i) 7,420,618 shares of Common Stock outstanding as of May 2, 2025, as described in the Issuer's Form 10-Q filed with the SEC on May 7, 2025 and (ii) 148,430 shares of Common Stock issuable upon exercise of warrants held by HH Management.
- James Theofilos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,391; shared voting power 0; sole dispositive power 1,391; shared dispositive power 0; aggregate amount beneficially owned 1,391 (0% of the class)
  Comment: James Theofilos' beneficial ownership percentage is 0.02%. The percentage is based on 7,420,618 shares of Common Stock outstanding as of May 2, 2025, as described in the Issuer's Form 10-Q filed with the SEC on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: electroCore, Inc.
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, New Jersey (NJ), 07866
Comment:
Charles Steve Theofilos, M.D., Kathryn Theofilos and Happy Holstein Management, LLC, a Florida limited liability company (collectively, the "Initial Reporting Persons") initially reported their beneficial ownership of the Issuer on Schedule 13G filed with the SEC on December 7, 2023. The Initial Reporting Persons subsequently reported their beneficial ownership on Schedule 13D with the SEC on December 18, 2023, as amended on June 7, 2024. Upon the Initial Reporting Person's eligibility to again report their beneficial ownership on Schedule 13G, the Initial Reporting Persons filed a Schedule 13G with the SEC on March 24, 2025 (collectively, the "Prior Ownership Reports").

This Schedule 13D (the "Schedule 13D") amends the Schedule 13G and is being filed to: (1) add James Theofilos as a reporting person (together with the Initial Reporting Persons, the "Reporting Persons"); and (2) reflect that the Reporting Persons now beneficially own the Issuer's securities with the purpose of seeking to change or influence control over the Issuer.

## Item 2. Identity and Background
Name of person filing: The names of the Reporting Persons are (i) Charles Steve Theofilos, M.D., (ii) Kathryn Theofilos, Charles Theofilos' spouse, (iii) Happy Holstein Management, LLC ("HH Management"), a Florida limited liability company, and (iv) James Theofilos. James Theofilos is the adult son of Charles and Kathryn Theofilos and maintains a separate residence.
Residence or business address: The principal business address of the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.
Present principal occupation or employment: Charles Theofilos is a retired neurosurgeon who founded The Spine Center in Palm Beach Gardens, Florida in 1996. He also founded and serves as President of Theo Concepts, LLC and is the founder of The Theo Group, a family office.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Charles Theofilos, Kathryn Theofilos and James Theofilos are citizens of the United States. HH Management was organized under the laws of the State of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock beneficially owned by the Reporting Persons were acquired using the personal funds of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired their respective shares of Common Stock of the Issuer for investment purposes. The Reporting Persons now beneficially own the Issuer's securities with the purpose of seeking to change or influence control over the Issuer.

The Reporting Persons are evaluating the feasibility of a change in the present board of directors or management of the Issuer, including plans or proposals to nominate one or more director candidates, to amend the Issuer's charter and bylaws to remove the classified board, and other proposals to improve the corporate governance and transparency at the Issuer.

Consistent with their investment purpose and subject to any applicable confidentiality obligations, one or more Reporting Persons or their representatives may engage in communications regarding the Issuer with other persons, including, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer. Such communications may relate, without limitation, to the Issuer's strategy, operations, capital structure, corporate governance, and/or any current or future initiatives that may be proposed or adopted by the Issuer's management or Board of Directors. During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

Consistent with their investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Common Stock or other securities of the Issuer or transfer or dispose of any or all of its shares of Common Stock or other securities of the Issuer, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Common Stock and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages of this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.

As described in Item 6 of this Schedule 13D, HH Management holds warrants exercisable for an aggregate of 1,551,777 shares of Common Stock (the "Warrants"). The Warrants may not be exercised if the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). Accordingly, the aggregate beneficial ownership number for each of Kathryn Theofilos and HH Management includes 148,430 shares of Common Stock issuable upon exercise of Warrants held by HH Management. The number excludes 1,403,347 shares of Common Stock underlying Warrants held by HH Management that are not currently exercisable due to the Beneficial Ownership Limitation.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages of this Schedule 13D for the number of shares of Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

As described in Item 5(a) and Item 6 of this Schedule 13D, the number of shares over which each of Kathryn Theofilos and HH Management has shared power to vote or direct the vote and shared power to dispose or to direct the disposition excludes 1,403,347 shares of Common Stock underlying Warrants held by HH Management that are not currently exercisable due to the Beneficial Ownership Limitation.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Issuer's shares of Common Stock within the past 60 days of the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Items 3, 4 and 5 above is hereby incorporated by reference in this Item 6.

As of the date of this Schedule 13D, HH Management holds Warrants exercisable for an aggregate of 1,551,777 shares of Common Stock. The Warrants consist of: (1) 113,314 pre-funded warrants purchased by HH Management in July 2023 (the "2023 Pre-funded Warrants"); (2) 283,285 common warrants purchased by HH Management in July 2023 (the "2023 Common Warrants"); (3) 770,119 pre-funded warrants purchased by HH Management in June 2024 (the "2024 Pre-funded Warrants"); and (4) 385,059 common warrants purchased by HH Management in June 2024 (the "2024 Common Warrants").

The 2023 Pre-funded Warrants have an exercise price per share of Common Stock of $0.001 and will expire on the date they are exercised in full.

The 2023 Common Warrants have an exercise price per share of Common Stock of $4.35 and will expire on February 2, 2029.

The 2024 Pre-funded Warrants have an exercise price per share of Common Stock of $0.001 and will expire on the date they are exercised in full.

The 2024 Common Warrants have an exercise price per share of Common Stock of $6.43 and will expire on June 5, 2029.

As noted in their terms, the Warrants may not be exercised if the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock. The foregoing description of the Warrants is qualified by the full text of such form of warrants which are attached as exhibits to this Schedule 13D.

On May 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D/G with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement by and among the Reporting Persons, dated May 12, 2025 (filed herewith as Exhibit 99.1).

Form of 2023 Pre-funded Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on July 31, 2023): https://www.sec.gov/Archives/edgar/data/1560258/000119380523001031/e618813_ex4-1.htm

Form of 2023 Common Warrant: (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on July 31, 2023): https://www.sec.gov/Archives/edgar/data/1560258/000119380523001031/e618813_ex4-2.htm

Form of 2024 Pre-funded Warrant (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by the Issuer on June 3, 2024): https://www.sec.gov/Archives/edgar/data/1560258/000119380524000740/e663679_ex4-3.htm

Form of 2024 Common Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on June 3, 2024): https://www.sec.gov/Archives/edgar/data/1560258/000119380524000740/e663679_ex4-2.htm

## Signatures
- Theofilos Charles Steve: /s/ Charles S. Theofilos, Charles S. Theofilos (05/14/2025)
- Kathryn Theofilos: /s/ Kathryn Theofilos, Kathryn Theofilos (05/14/2025)
- Happy Holstein Management, LLC: /s/ Kathryn Theofilos, Kathryn Theofilos, Manager (05/14/2025)
- James Theofilos: /s/ James Theofilos, James Theofilos (05/14/2025)